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SECURITIE
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09056594

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 46787 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AK CAPITAL, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 WEST JACKSON BOULEVARD, 20TH FLOOR
(No. and Street)

CHICAGO (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRIS PERZ 312-692-5075
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVID & BERNSTEIN LLP
(Name – *if individual, state last, first, middle name*)

230 WEST MONROE STREET, SUITE 330 (Address) CHICAGO (City) IL (State) 60606 (Zip Code)

**CHECK ONE:**

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, ___DON ABRAMSON____________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____AK CAPITAL, LLC________________________________, as of ___DECEMBER 31__________________, 20_08_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Don Abramson

Signature

__________MANAGING MEMBER________

Title

______________________________

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
X( n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of CALIFORNIA )

County of SAN FRANCISCO )

On 2-24-2009 before me, RICHARD HALOG
(here insert name and title of the officer)

personally appeared DON ABRAMSON

personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(ies), and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Richard Halog
Signature of Notary Public

RICHARD HALOG
Commission # 1682490
Notary Public - California
San Francisco County
My Comm. Expires Jul 20, 2010
(Seal)

## ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report
(Title or description of attached document)

FORM X17A5 Part III
(Title or description of attached document continued)

Number of Pages 2 Document Date 2-24-09

(Additional information)

CAPACITY CLAIMED BY THE SIGNER
- ☐ Individual (s)
- ☐ Corporate Officer

(Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☑ Other Managing Member

INSTRUCTIONS FOR COMPLETING THIS FORM

*Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.*

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they,~~ is /~~are~~ ) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document

*RAVID &*
*BERNSTEIN LLP*
*Certified Public Accountants*

- John V. Basso, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT
ON FINANCIAL STATEMENTS

The Members
AK Capital, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of AK Capital, LLC (the Company) as of December 31, 2008, and the related statements of operations and changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Ravid & Bernstein LLP*

February 26, 2009



230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782 4710 ♦ Fax 312/782 4711

AK CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

## ASSETS

| | |
|---|---|
| Cash | $ 5,120 |
| Due from clearing organization | 11,067,974 |
| Marketable securities | 22,307,814 |
| Other receivables: | |
| Dividends | 11,049 |
| Members | 2,385,951 |
| Note receivable, member | 1,200,000 |
| Deposits | 3,952 |
| Computer equipment (net of depreciation) | 26,872 |
| Class C limited partnership interest | 10,000 |
| | $ 37,018,732 |

## LIABILITIES AND MEMBERS' CAPITAL

| | |
|---|---|
| Liabilities: | |
| Securities sold, not yet purchased, at market value | $ 25,450,010 |
| Accrued expenses | 305,501 |
| Other payables: | |
| Miscellaneous | 26,143 |
| Members | 101,818 |
| Short-term deposits, members | 191,153 |
| | 26,074,625 |
| Members' Capital | 10,944,107 |
| | $ 37,018,732 |

See Notes to Financial Statements.

AK CAPITAL, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---|
| REVENUES: | | |
| Trading income, net | $ 596,214 | |
| Interest and dividend income: | | |
| Credit interest | 733,280 | |
| Short stock interest | 80,114 | |
| Dividend income | 419,209 | |
| Commission rebates | 775,017 | |
| Other income | 45,190 | |
| Total Revenues | | $ 2,649,024 |
| EXPENSES: | | |
| Payroll | 153,284 | |
| Group health insurance | 26,148 | |
| Exchange fees/costs | 151,904 | |
| Brokerage expense | 18,197 | |
| Interest expense | 1,289,161 | |
| Dividend expense | 268,180 | |
| Accrued expenses | 316,010 | |
| Office expense | 117,013 | |
| Technology costs | 173,752 | |
| Outside services | 48,800 | |
| State tax | 1,816 | |
| Bad debts, members' capital accounts | 1,979,675 | |
| Seat lease | 62,469 | |
| Professional fees | 130,666 | |
| Donations | 3,000 | |
| Depreciation | 15,487 | |
| Other expenses | 73,246 | |
| Total Expenses | | 4,828,808 |
| NET LOSS | | (2,179,784) |
| MEMBERS' CAPITAL, BEGINNING OF YEAR | | 5,367,277 |
| CAPITAL CONTRIBUTIONS | | 14,958,059 |
| CAPITAL WITHDRAWALS | | (7,201,445) |
| MEMBERS' CAPITAL, END OF YEAR | | $ 10,944,107 |

See Notes to Financial Statements.

# AK CAPITAL, LLC

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---|
| OPERATIONS: | | |
| Net loss | $ (2,179,784) | |
| Adjustments to reconcile net loss to net cash used in operations: | | |
| Depreciation of computer equipment | 15,487 | |
| Bad debts, members' capital accounts | 1,979,675 | |
| Increase in balance due from clearing organization | (6,331,801) | |
| Decrease in securities owned | 44,155,963 | |
| Decrease in other receivables | 60,361 | |
| Increase in note receivable, member | (1,200,000) | |
| Decrease in securities sold, not yet purchased | (40,291,827) | |
| Increase in accrued expenses | 263,931 | |
| Decrease in other payables | (8,282) | |
| Net cash used in operations | | $ (3,536,277) |
| INVESTING ACTIVITIES: | | |
| Purchase of computer equipment | | (22,360) |
| FINANCING ACTIVITIES: | | |
| Capital contributions | 10,592,433 | |
| Capital withdrawals | (7,099,627) | |
| Short-term deposits, members | 66,153 | |
| Net cash provided by financing activities | | 3,558,959 |
| NET INCREASE IN CASH | | 322 |
| CASH, BEGINNING OF YEAR | | 4,798 |
| CASH, END OF YEAR | | $ 5,120 |

See Notes to Financial Statements.

AK CAPITAL, LLC



STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

SUPPLEMENTAL CASH FLOW DISCLOSURES:

| | |
|---|---|
| Cash paid during the year for interest | $ 1,294,113 |
| Noncash financing transactions: | |
| Capital contributions, representing negative capital accounts reclassified as receivables from members | $ 2,385,951 |
| Capital contributions, representing negative capital accounts charged to bad debts | $ 1,979,675 |
| Capital withdrawals, representing capital accounts reserved for distribution to members | $ 101,818 |

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1. Organization:

A.K. Limited Partnership ("Company") was organized under the Limited Partnership Act of California on October 1, 1993. On July 12, 2007, the Company converted to a limited liability company pursuant to the California Revised Limited Partnership Act under the name AK Capital, LLC. The business of the Company is to engage in proprietary trading and market making activity in the trading of stock and options thereon, on organized exchanges in the United States. The Company is registered as a Broker/Dealer with the Securities and Exchange Commission (SEC), and is a member of the NYSE Arca, Inc. and the Chicago Board Options Exchange (CBOE). The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of the Exchanges.

2. Significant Accounting Policies:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company maintains its cash in accounts at banks and other financial institutions which may be insured by government agencies up to specified limits. The accounts, at times, exceeded insured limits, but the Company has not experienced any losses on such accounts.

For purposes of the statement of cash flows, the Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. See Note 4.

The Class C limited partnership interest represents an ownership interest in the Company's clearing organization. As such, the interest is not readily marketable, and is carried at cost.

A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the profits of the Company. The Company is subject to California annual franchise and state income tax.

3. Derivative Financial Instruments:

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate. The Company uses derivative financial instruments as part of its market-making and trading activities and its overall risk management process. These financial instruments generally include exchange-traded option contracts, futures contracts, and options on futures contracts. The Company records its derivative activities at market value, and unrealized gains and losses are recognized currently in net trading income (loss) in the statement of operations.

The Company's market-making and trading activities expose the Company to varying degrees of market and credit risk. Market risk is the potential change in an instrument's value caused by fluctuations in equity prices, interest and currency exchange rates, credit spreads, and other risks. Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. All derivative financial instruments used for trading purposes by the Company are exchange-traded. For exchange-traded contracts, the clearing organization acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

4. Fair Value of Financial Instruments:

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted in active markets. Under SFAS 157, fair value measurements are disclosed by level within that hierarchy. SFAS 157 is effective for the Company for interim and annual reporting for the year ended December 31, 2008.

Substantially all of the Company's assets and liabilities are considered financial instruments, and are either reflected at fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

At December 31, 2008, financial instruments, at fair value, categorized by their respective valuation levels were as follows:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Equity securities owned, at fair value | $ 7,173,358 | $ - | $ - | $ 7,173,358 |
| Equity options owned, at fair value | 15,134,456 | - | - | 15,134,456 |
| Equity securities sold, not yet purchased, at fair value | 12,821,900 | - | - | 12,821,900 |
| Equity options sold, not yet purchased, at fair value | 12,628,110 | - | - | 12,628,110 |

Amounts payable to the clearing broker and securities sold, not yet purchased are collateralized by cash and securities owned and on deposit with the clearing broker.

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1.) Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2008 the Company had net capital of $6,408,185, which was $6,308,185 in excess of its required capital.

6. Principal Transaction Revenues:

During 2008, the Company's principal transaction revenues consisted of equity activities (including equity shares and options), resulting in income totaling $596,214.

7. Related Party Transactions:

During 2008, the Company incurred administrative fees totaling $48,000, including $19,200 paid to Pyramid Trading, LP, one of whose partners is also a member in AK Capital, LLC, and $28,800 paid to Equitec Proprietary Markets, LLC, one of whose members is also a member in AK Capital, LLC. The expense is included in the total for outside services, reported in the statement of operations and changes in members' capital.

During 2008, the Company accrued interest income of $325 in connection with an unsecured promissory note receivable from Capital Instincts USVI, Inc. dated December 18, 2008. The principal balance of the note, plus accrued interest at an annual rate of 0.5% over the Federal Funds Rate, is due in full on July 31, 2009. The interest is included in the total for accrued expenses, reported in the statement of operations and changes in members' capital.

AK CAPITAL, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

## COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total members' capital, end of year | $ 10,944,107 |
| Less: | |
| Non-allowable assets | (3,626,775) |
| Haircuts on securities | (909,147) |
| NET CAPITAL | 6,408,185 |
| Minimum capital requirement | 100,000 |
| EXCESS NET CAPITAL | $ 6,308,185 |
| EXCESS NET CAPITAL AT 1000% | $ 6,288,185 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Aggregate indebtedness | $ 319,114 |
| Ratio: Aggregate indebtedness to Net Capital | 4.98% to 1 |

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2008.

*Ravid & Bernstein LLP*

*Certified Public Accountants*

- John V. Basso, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Members
AK Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of AK Capital, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect



230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782 4710 ♦ Fax 312/782 4711

misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, we did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NYSE Arca, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Ravid & Bernstein LLP*

February 26, 2009

AK CAPITAL, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2008

AK CAPITAL, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2008

CONTENTS